August 21, 2007

Mr. John D. Johns
Chairman, President and Chief Executive Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re: Protective Life Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed on March 1, 2007**
> **File No. 001-11339**

Dear Mr. Johns:

We have limited our review of your filing to the issues we have addressed in our comments.   In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1.   Please explain to us the factors that you considered in concluding that accounting for reinsurance did not constitute a critical accounting policy.

Liquidity and Capital Resources

2.   You do not appear to discuss trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your future liquidity increasing or decreasing in a material way. In particular, while reinsurance ceded premiums

amounted to approximately $1.4 billion in 2006, you do not appear to discuss and quantify the effect that your ceded reinsurance activities had on financial position and cash flows for the periods presented or the expected impact that changes in reinsurance market conditions or a restructuring of your reinsurance treaties, such as the recently-developed securitization structures, may have on your future financial position and cash flows. Please provide this information in a disclosure-type format. Provide a more detailed description of the operation and terms governing your securitization structures and quantify the impact of these alternative reinsurance arrangements on your financial statements. Also, describe any known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination or material reduction in the availability of reinsurance arrangements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Reinsurance

3.   You disclose in MD&A that "the amount of earnings and investments will vary with the utilization of reinsurance. In addition, the utilization of reinsurance can cause fluctuations in individual income and expense items from year to year. Consideration of all components of the segment's income statement including amortization of deferred acquisition costs is required to assess the impact of reinsurance on segment operating income." Please provide an expanded explanation in a disclosure-type format of the methods and key assumptions that you use to recognize cost of reinsurance over the life of the reinsured contracts. Also, describe more specifically all components of this cost and how reinsurance premium, ceding commissions, expense reimbursements, benefits and reserves affect its calculation. Quantify the cost of reinsurance for each period presented and describe more specifically the expected pattern of this cost over the life of the reinsured contracts.

4.   In view of the magnitude of your reinsurance receivables, which increased significantly to $4.6 billion during 2006, please provide us in disclosure type format how much of this receivable at December 31, 2006 is owed by each of the reinsurers identified in this Note as well as other reinsurers that owed significant amounts. Also, provide us in disclosure-type format a description and quantification of the principal terms of your ceded reinsurance contracts, including experience refund, loss limit and cancellation provisions. Describe any limitations in these contracts on your ability to cede future losses on a basis consistent with historical results.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant